SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	PBT434 poster presented at the 6th International Multiple System Atrophy Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

March 6, 2018

PBT434 poster presented at the 6th International Multiple

System Atrophy Conference

Prana’s PBT434 prevents neuronal loss in a new model of neurodegeneration

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – March 6th 2018: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) has today announced a scientific presentation demonstrating further pre-clinical evidence for PBT434 was presented at the 6th International Multiple System Atrophy Conference in New York.

The poster presents new in-vivo evidence of the efficacy of PBT434 to prevent the loss of neurons and improved function in an animal model of multiple system atrophy (MSA).  MSA is a devastating neurological disease with no established treatments and is one of the potential indications for PBT434.

PBT434 is the first of a new generation of small molecules from the quinazolinone class of drugs that was specifically designed to block the accumulation and aggregation of alpha-synuclein, an abundant brain protein widely believed to be involved in the pathogenesis of Parkinson’s disease and related disorders. Prior non-clinical characterization of PBT434, including animal models of Parkinson’s disease, was published last year in Acta Neuropathologica Communications and may be found at doi.org/10.1186/s40478-017-0456-2.

The new experimental data demonstrate that in an animal model of multiple system atrophy, PBT434 prevents α-synuclein accumulation, preserves neurons and decreases the number of glial cell inclusions in the brains of treated animals.  Glial cell inclusions are the key pathological finding in MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration.  Importantly, these benefits led to improved motor function in treated animals.  Alpha-synuclein is of great interest because aggregated forms of the protein are considered a pathological hallmark of Parkinsonian conditions and are a recognised therapeutic target by basic and clinical neuroscientists.

“Multiple system atrophy, or MSA, is a devastating disease with limited treatment options. The data from this animal model of MSA are robust and indicate that PBT434 has excellent potential to treat this progressive neurodegenerative disease. We expect to begin dosing in healthy volunteers mid-year and are actively planning our first patient study”, said David Stamler, Chief Medical Officer and Senior Vice President of Clinical Development.

Contacts:

Investor Relations	Media
Rebecca Wilson	Scott Newstead
E: rwilson@we-worldwide.com.au	E: snewstead@buchanwe.com.au
Tp: +61 47 382 391	Tp: +61 3 9866 4722

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.